4 February 2015

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 120,100 Reed Elsevier PLC ordinary shares at a price of 1166.9484p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 72,708,585 ordinary shares in treasury, and has 1,132,870,206 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier PLC has purchased 3,010,250 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 69,500 Reed Elsevier NV ordinary shares at a price of €21.8457 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 43,041,044 ordinary shares in treasury, and has 654,332,244 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 Reed Elsevier NV has purchased 1,742,500 shares.